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                                                                     EXHIBIT 77H



For COLUMBIA LARGE GROWTH QUANTITATIVE FUND:

During the six-month period ended March 31, 2011, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Portfolio Builder funds, Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.



For COLUMBIA LARGE VALUE QUANTITATIVE FUND:

During the six-month period ended March 31, 2011, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Income Builder funds, Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.